

April 4, 2012

Via E-mail
A. Lanham Napier
Chief Executive Officer and Director
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, Texas 78218

>   **Re: Rackspace Hosting, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 17, 2012**
>   **File No. 001-34143**

Dear Mr. Napier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business

Intellectual Property Rights, page 8

1.   In your response letter dated June 23, 2010, you stated that you would add appropriate disclosure regarding the importance of third party software licenses to your operations in the Intellectual Property section of future filings. It appears that you have not expanded the intellectual property section of your Form 10-K for the year ended December 31, 2011 to discuss the importance of your software licenses to your business, as well as the duration of those licenses. See Item 101(c)(1)(iv) of Regulation S-K and advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 33

2.   We note that you have not provided the number of Dedicated Cloud customers compared to Cloud Customers that you have disclosed in prior filings. Please tell us what consideration you have given to providing this information, as well as the number of Hybrid Hosting Customers, as a key metric in the table on page 34.

Years ended December 31, 2010 and December 31, 2011

Net Revenues, page 38

3.   On page 15 of your February 14, 2012 Investor Conference presentation, enterprise traction is listed as one of the company's growth drivers. On page 16 of this investor deck you indicate that higher profits and returns may be driven by virtualization and customers taking higher service levels with minimal incremental capital. Further we note statements by management in the company's 4th quarter 2011 earnings call indicating that enterprise customers tend to consume high service levels and therefore have high average revenue per server as well as your disclosure on page 35 that your larger customers generally have higher net upgrades. In light of the apparent significance of larger customers to the company's growth and profitability, please tell us what consideration you gave to separately quantifying the relative percentage of revenues attributable to your larger enterprise customers and discussing the impact on margins and results for the periods presented. Also, tell us what consideration you gave to further discussing known trends and uncertainties related to this customer class. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Cost of Revenues, page 38

4.   Your disclosure addresses reasons for the fluctuations in underlying components of cost of revenues but does not clearly address the reasons for the almost 2 percentage point decrease in cost of revenues relative to revenues. Please tell us what consideration you gave to describing the underlying reasons for the decrease in cost of revenues as a percentage of revenues in 2011 compared to 2010. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 44

5.   We note your disclosure that you do not have a significant amount of cash holdings in foreign countries. Please tell us the amount of cash and cash equivalents held in foreign countries as of December 31, 2011.

Non-GAAP Financial Measures

Net Leverage (Non-GAAP financial measure), page 52

6.   You disclose that you believe that Net Leverage is an important metric for investors in evaluating a company's liquidity. Please tell us what consideration you gave to explaining how a reader should interpret the resultant Net Leverage amount to clarify why management believes the presentation of this non-GAAP measure provides useful information in evaluating the company's liquidity. Refer to Item 10(e) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

7.   We note that you present payments of earn-out provisions for acquisitions for 2011 within financing activities. Please tell us what consideration you gave to the guidance in ASC 230-10-45-14 and 15 in determining this presentation.

Note 6. Business Acquisitions, page 72

8.   We note your disclosure regarding your acquisitions in January 2011 and December 2010. Please tell us what consideration you have given to including all of the disclosures required under ASC 805-30-50-1.

Note 14. Taxes, page 83

9.   We note your disclosure that you have not recognized a deferred tax liability for the $124.1 million of undistributed earnings of foreign subsidiaries because such earnings are considered indefinitely invested in a foreign country. Please tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability or a statement that determination of the estimated liability is not practicable. Refer to ASC 740-30-50-2c.

Note 16. Segment Information, page 87

10.   We note your disclosure that you have two operating segments based around products and services and that as a result of your evaluation of the criteria for aggregation by products and services, you determined that you have one reportable segment. Please provide us with the following information related to your operating segments:

        • describe the types of customers serviced, including an explanation of how you differentiate among customers, such as the criteria for establishing what you refer to as your enterprise customers;

- the relative proportion of revenues based on customer type for each operating segment;
- discuss differences in margins based on service levels, such as Managed service levels and Intensive service levels, as referred to on your web-site;
- the relative percentage of revenues attributable to Managed service levels and Intensive service levels;
- how you allocate revenues and expenses related to your hybrid offerings;
- how you allocate revenues and expenses related to advisory services;
- a quantitative analysis of revenue growth and gross margins demonstrating how your two operating segments have similar economic characteristics; and
- explain why these segments are expected to have similar future prospects.

Refer to paragraphs ASC 280-10-50-11 and ASC 280-10-50-55-7A through 55-7C.

11.   As a related matter, please tell us what consideration you gave to determining operating segments based on customer type. We note from your web-site that you have a Senior Vice President of "Core Business" that "oversees core business activities at Rackspace including Product, Worldwide Marketing, and the SMB business segment." We further note from your web-site that the Senior Vice President and General Management of "Enterprise" has "P&L ownership for Rackspace's largest and most complex customers." Please tell us the following with respect to Core Business and Enterprise operating units:

- describe for us your management and reporting structure;
- describe for us the nature of discrete financial information that you generate;
- describe how resources are allocated to and performance is evaluated;
- whether you consider these Vice Presidents to be segment managers; and
- describe how information is presented to the board of directors.

Refer to ASC 280-10-50-1 through 50-9.

12.   You disclose that revenues attributed to International primarily relate to the U.K. In light of your also having offices in Amsterdam, Hong Kong and Sydney and your disclosure that services are sold to businesses in more than 120 countries, tell us what consideration you gave to separately disclosing revenues attributed to the U.K. Refer to ASC 280-10-50-41(a).

Executive Compensation (Incorporated by reference from the definitive proxy statement filed March 27, 2012)

13.   We note that you calculate the payout amounts under the non-equity incentive plan based on a non-GAAP measure called Net Income Before Bonus. Please tell us how this measure is calculated from the company's audited financial statements and confirm that you will include a definition in future filings. See Instruction 5 to Item 402(b) of Regulation S-K. Also, explain why the compensation committee exercised its discretion to decrease the bonus payout in the second quarter of 2011 even though it appears that the company met its target.

Signatures, page 92

14.   We note the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please tell us whether the chief financial officer or other signatory to the Form 10-K also serves as the controller or principal accounting officer. If so, please provide us with a representation that you will identify the controller or principal accounting officer in future filings. If not, please amend the Form 10-K to include the signature and title of the controller or principal accounting officer. See General Instruction D.2. of Form 10-K.

Exhibits

15.   We note that you have omitted the schedules to the Revolving Credit Agreement, dated September 26, 2011, between the company and certain bank lenders which you incorporate by reference from your Form 8-K filed on September 29, 2011. The schedules appear to be material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that Schedule 2.01 sets out the initial amount of each lender's commitment. Please amend your filing to file the schedules or advise us why you believe that these are not required to be filed. Be advised that Item 601(b)(2) of Regulation S-K is the only provision which allows the omission of certain schedules and exhibits to agreements that are not material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief